FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Holding(s) in Company

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:			ASTRAZENECA PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights					X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name			Wellington Management Company LLP
City and country of registered office (if applicable)			Boston, USA
4. Full name of shareholder(s) (if different from 3)
Name
Bank of New York (Nominees) Ltd
BBH ISL NOMINEES LTD
BNY (OCS) Nominees Limited
BNY Mellon Nominees Limited
GOLDMAN SACHS INTERNATIONAL
HSBC Global Custody Nominee (UK) Limited
Japan Trustee Services Bank Ltd.
JP Morgan Chase Nominees Limited
Mellon Nominees (UK) Ltd.
Nortrust Nominees Limited
ROY Nominees Limited
State Street Nominees Limited
VIDACOS NOMINEES LIMITED

City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:			01/10/2019
6. Date on which issuer notified (DD/MM/YYYY):			03/10/2019
7. Total positions of person(s) subject to the notification obligation:
		% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached		3.41%	2.47%	5.88%	1,311,894,438
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0009895292 Ordinary Shares		44,759,495			3.41%

SUBTOTAL 8.A	44,759,495			3.41%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
Depository Receipt			56,705,376 Depository Receipt shares or 28,352,661 votes on a converted basis		2.16%
Depository Receipt			6,875,371 Depository Receipt shares or 3,437,680 votes on a converted basis		0.26%
Equity Call Option	15/01/2021	01/01/1900to15/01/2021	1,137 Equity Call Option shares or 56,850 votes on a converted basis		0.00%
Equity Call Option	15/11/2019	01/01/1900to15/11/2019	476 Equity Call Option shares or 23,800 votes on a converted basis		0.00%

		SUBTOTAL 8.B.1	31,870,991		2.43%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	31/01/2020	01/02/2019to31/01/2020	Cash	183,970 Equity Swap shares or 91,985 votes on a converted basis	0.01%
Equity Swap	29/05/2020	04/06/2019to29/05/2020	Cash	140,896 Equity Swap shares or 70,448 votes on a converted basis	0.01%
Equity Swap	31/03/2020	01/04/2019to31/03/2020	Cash	128,263 Equity Swap shares or 64,131 votes on a converted basis	0.00%
Equity Swap	30/04/2020	12/04/2019to30/04/2020	Cash	69,549 Equity Swap shares or 34,774 votes on a converted basis	0.00%
Equity Swap	30/06/2020	02/07/2019to30/06/2020	Cash	56,143 Equity Swap shares or 28,071 votes on a converted basis	0.00%
Equity Swap	31/08/2020	08/08/2019to31/08/2020	Cash	42,723 Equity Swap shares or 21,361 votes on a converted basis	0.00%
Equity Swap	15/05/2020	09/08/2018to15/05/2020	Cash	19,846 Equity Swap shares or 19,846 votes on a converted basis	0.00%
Equity Swap	20/05/2020	08/10/2018to20/05/2020	Cash	17,989 Equity Swap shares or 17,989 votes on a converted basis	0.00%
Equity Swap	15/05/2020	20/02/2019to15/05/2020	Cash	35,896 Equity Swap shares or 17,948 votes on a converted basis	0.00%
Equity Swap	30/04/2020	15/04/2019to30/04/2020	Cash	30,612 Equity Swap shares or 15,306 votes on a converted basis	0.00%
Equity Swap	30/04/2020	08/04/2019to30/04/2020	Cash	29,511 Equity Swap shares or 14,755 votes on a converted basis	0.00%
Equity Swap	15/05/2020	02/03/2018to15/05/2020	Cash	11,419 Equity Swap shares or 11,419 votes on a converted basis	0.00%
Equity Swap	20/05/2020	05/10/2018to20/05/2020	Cash	11,206 Equity Swap shares or 11,206 votes on a converted basis	0.00%
Index Future	01/10/2019	01/01/1900to01/10/2019	Cash	2,089 Index Future shares or 10,879 votes on a converted basis	0.00%
Equity Swap	15/05/2020	10/10/2017to15/05/2020	Cash	8,928 Equity Swap shares or 8,928 votes on a converted basis	0.00%
Equity Swap	20/05/2020	08/01/2019to20/05/2020	Cash	8,741 Equity Swap shares or 8,741 votes on a converted basis	0.00%
Equity Swap	20/05/2020	25/01/2019to20/05/2020	Cash	7,546 Equity Swap shares or 7,546 votes on a converted basis	0.00%
Equity Swap	20/05/2020	23/08/2019to20/05/2020	Cash	7,195 Equity Swap shares or 7,195 votes on a converted basis	0.00%
Equity Swap	15/05/2020	09/02/2018to15/05/2020	Cash	6,300 Equity Swap shares or 6,300 votes on a converted basis	0.00%
Equity Swap	20/05/2020	15/07/2019to20/05/2020	Cash	6,212 Equity Swap shares or 6,212 votes on a converted basis	0.00%
Equity Swap	20/05/2020	06/07/2018to20/05/2020	Cash	4,635 Equity Swap shares or 4,635 votes on a converted basis	0.00%
Equity Swap	05/05/2020	31/07/2019to05/05/2020	Cash	7,671 Equity Swap shares or 3,835 votes on a converted basis	0.00%
Equity Swap	15/05/2020	02/02/2018to15/05/2020	Cash	3,782 Equity Swap shares or 3,782 votes on a converted basis	0.00%
Equity Swap	20/05/2020	03/07/2018to20/05/2020	Cash	3,496 Equity Swap shares or 3,496 votes on a converted basis	0.00%
Equity Swap	20/05/2020	05/04/2018to20/05/2020	Cash	2,982 Equity Swap shares or 2,982 votes on a converted basis	0.00%
Equity Swap	15/05/2020	02/07/2018to15/05/2020	Cash	2,827 Equity Swap shares or 2,827 votes on a converted basis	0.00%
Equity Swap	15/05/2020	23/10/2017to15/05/2020	Cash	2,779 Equity Swap shares or 2,779 votes on a converted basis	0.00%
Equity Swap	05/05/2020	20/08/2019to05/05/2020	Cash	5,393 Equity Swap shares or 2,696 votes on a converted basis	0.00%
Equity Swap	15/05/2020	16/07/2018to15/05/2020	Cash	2,608 Equity Swap shares or 2,608 votes on a converted basis	0.00%
Equity Swap	20/05/2020	13/07/2018to20/05/2020	Cash	2,503 Equity Swap shares or 2,503 votes on a converted basis	0.00%
Equity Swap	20/05/2020	08/10/2018to20/05/2020	Cash	2,309 Equity Swap shares or 2,309 votes on a converted basis	0.00%
Equity Swap	20/05/2020	23/07/2018to20/05/2020	Cash	2,158 Equity Swap shares or 2,158 votes on a converted basis	0.00%
Equity Swap	15/05/2020	11/06/2018to15/05/2020	Cash	1,367 Equity Swap shares or 1,367 votes on a converted basis	0.00%
Equity Swap	20/05/2020	06/04/2018to20/05/2020	Cash	1,267 Equity Swap shares or 1,267 votes on a converted basis	0.00%
Equity Swap	20/05/2020	14/09/2018to20/05/2020	Cash	1,132 Equity Swap shares or 1,132 votes on a converted basis	0.00%
Equity Swap	20/05/2020	03/08/2018to20/05/2020	Cash	1,034 Equity Swap shares or 1,034 votes on a converted basis	0.00%
Equity Swap	05/05/2020	12/08/2019to05/05/2020	Cash	1,926 Equity Swap shares or 963 votes on a converted basis	0.00%
Equity Swap	15/05/2020	14/06/2019to15/05/2020	Cash	1,593 Equity Swap shares or 796 votes on a converted basis	0.00%
Equity Swap	20/05/2020	19/03/2018to20/05/2020	Cash	773 Equity Swap shares or 773 votes on a converted basis	0.00%
Equity Swap	15/05/2020	16/05/2019to15/05/2020	Cash	1,290 Equity Swap shares or 645 votes on a converted basis	0.00%
Equity Swap	15/05/2020	27/07/2018to15/05/2020	Cash	600 Equity Swap shares or 600 votes on a converted basis	0.00%
Index Future	01/10/2019	01/01/1900to01/10/2019	Cash	96 Index Future shares or 501 votes on a converted basis	0.00%
Equity Swap	05/05/2020	15/08/2019to05/05/2020	Cash	841 Equity Swap shares or 420 votes on a converted basis	0.00%
Equity Swap	05/05/2020	13/08/2019to05/05/2020	Cash	834 Equity Swap shares or 417 votes on a converted basis	0.00%
Equity Swap	05/05/2020	02/08/2019to05/05/2020	Cash	818 Equity Swap shares or 409 votes on a converted basis	0.00%
Equity Swap	15/05/2020	26/07/2019to15/05/2020	Cash	647 Equity Swap shares or 323 votes on a converted basis	0.00%
Equity Swap	20/05/2020	25/06/2018to20/05/2020	Cash	314 Equity Swap shares or 314 votes on a converted basis	0.00%
Equity Swap	20/05/2020	21/05/2018to20/05/2020	Cash	200 Equity Swap shares or 200 votes on a converted basis	0.00%
Equity Swap	15/05/2020	08/11/2018to15/05/2020	Cash	172 Equity Swap shares or 172 votes on a converted basis	0.00%
Equity Swap	20/05/2020	03/10/2019to20/05/2020	Cash	162 Equity Swap shares or 162 votes on a converted basis	0.00%
Equity Swap	05/05/2020	13/09/2019to05/05/2020	Cash	66 Equity Swap shares or 66 votes on a converted basis	0.00%

			SUBTOTAL 8.B.2	523,211	0.04%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Wellington Management Company LLP			5.88%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information:

Place of completion			London
Date of completion			03/10/2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 October 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary